UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

MAGNETI MARELLI CONFIRMS ITS STRATEGIC MISSION

SIGNATURES

MAGNETI MARELLI CONFIRMS ITS STRATEGIC MISSION

Magneti Marelli confirms its mission as a key player in the automotive components field.

The Company will focus on intelligent systems for active and passive automotive safety, developing the business and exploiting its skills in electronic systems.

World leader in lighting systems with over 90% of non captive customers, Magneti Marelli is also an important player in vehicle suspensions, body electronics, exhaust systems, telematics and vehicle communication networks management.

Employing some 20,000 people working across 44 manufacturing plants and 25 Research and Development centers, the company is present in Europe, Asia, North and South America.

With annual revenues of over 3 billion Euros - of which over 50% are drawn from the world’s automobile manufacturers, excluding Fiat Group - Magneti Marelli reaffirms its objective to develop its customer portfolio on high service levels.

Eugenio Razelli, currently Head of Business Development, Fiat SpA, will be nominated Magneti Marelli CEO.

Ferruccio Luppi, CEO of Business Solutions will, in addition, assume Mr. Razelli’s role at Fiat SpA.

Turin, March 24, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 24, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney